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SECUR... ...ON
Washington, D.C. ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49806

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 12/31/12
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

DOUGALL & ASSOCIATES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: *(Do not use P.O. Box No.)*

440 S. LASALLE STREET
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chuck Zamorski	**(312) 578-0122**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CM
3/15

OATH OR AFFIRMATION

I, **Scott Freyn**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Dougall & Associates, Inc** as of **December 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

Subscribed and sworn to before me this

28th day of February, 2013


"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/20/2016



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

DOUGALL & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2012

AVAILABLE FOR PUBLIC INSPECTION

R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

DOUGALL & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2012

AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

INDEPENDENT AUDITORS' REPORT

To the Stockholders of Dougall & Associates, Inc.

Report on the Statement of Financial Condition
We have audited the accompanying statement of financial condition of Dougall & Associates, Inc., (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Dougall & Associates, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Report on Other Regulatory Requirements
Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statement as a whole.

Ryan & Juraska

Chicago, Illinois
February 28, 2013

DOUGALL & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	435,762
Receivable from broker-dealer		331,804
Other receivables		26,022
Exchange memberships and trading rights		8,000
Other assets		10,065
	$	811,653
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	9,541
Stockholders' equity		
Common stock		1,000
Retained earnings		801,112
	$	802,112
	$	811,653

See accompanying notes.

1. Organization and Business

Dougall & Associates, Inc. (the "Company") is a broker-dealer operating as a floor broker on the Chicago Stock Exchange. The Company engages in proprietary trading activities. The Company incorporated under Illinois law on December 15, 1996. The Company does not carry customer accounts as defined in Rule 15c3-3 of the Securities Act.

2. Summary of Significant Accounting Policies

Securities Valuation

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (see note 8).

Use of Estimates

The preparation of the financial statement in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the stockholders.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2009. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended December 31, 2012.

Cash Equivalents

Cash equivalents consist of money market deposits with maturities of less than three months.

---

3. Clearing Agreement

The Company has a clearing agreement with Lek Securities Corporation, who provides execution and clearing services for the Company in accordance with orders placed by the Company's traders.

4. Credit Concentration

At December 31, 2012, a significant credit concentration consisted of approximately $331,804 representing the fair value of the Company's account carried by its clearing broker, Lek Securities Corporation. Management does not consider any credit risk associated with this receivable to be significant.

5. Receivable from Broker-Dealer

Receivable from broker-dealer includes cash balances due from the Company's broker, and the net amount receivable or payable for securities transactions pending settlement. The Company's broker provides execution, clearing and depository services for the Company's securities trading activities.

6. Off-Balance Sheet Risk

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent that any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

From time to time, the Company maintains bank accounts with balances in excess of federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the statement of financial condition. The Company's bank has provided a bank deposit guarantee bond in the amount of $250,000 to cover deposits in excess of federally insured limits.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2012, the Company had net capital and net capital requirements of $793,699 and $100,000, respectively.

8. Fair Value Disclosure

ASC 820, Fair Value Measurements and Disclosures requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

8. Fair Value Disclosure, Continued

The Company values its investments based on the following principles and method of valuation:

Investments in equities listed on an exchange and which are freely transferable are valued at their last sale price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Investments in securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

The Company owns 4,000 shares of CHX Holdings, Inc. common stock with an aggregate market value of $8,000 at December 31, 2012. CHX Holdings, Inc. common stock is subject to limitations on transfer, ownership and voting. The shares of CHX Holdings, Inc., represent ownership rights but do not confer rights to provide access to the Exchange and its trading systems. At irregular intervals, these shares may transfer between market participants in a transaction that is subsequently publicly reported by the Shareholder Relations Department of CHX Holdings, Inc. The above valuation for financial statement purposes used the valuation at the last sale date of $2 per share, constituting Level 2 valuation principles as described above in the ASC 820 valuation hierarchy.

At December 31, 2012, the Company held no Level 1 or Level 3 assets.

9. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2012.

10. Subsequent Events

The Company's management has evaluated events and transactions through February 28, 2013, the date the financial statement was issued, noting no material events requiring disclosure in the Company's financial statement.

SUPPLEMENTAL SCHEDULES

DOUGALL & ASSOCIATES, INC.

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2012

Computation of net capital		
Total stockholders' equity		$ 802,112
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealer	$ 8,413	
Other assets	-	(8,413)
Net capital before haircuts on securities positions		793,699
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ -	-
Net capital		$ 793,699
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 693,699
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 9,541
Ratio of aggregate indebtedness to net capital		% 1.20

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2012.

See accompanying notes.

DOUGALL & ASSOCIATES, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2012

The Company did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.

DOUGALL & ASSOCIATES, INC.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2012

The Company did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

To the Stockholders of
Dougall & Associates Inc.

In planning and performing our audit of the statement of financial condition of Dougall & Associates Inc. (the "Company") as of December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of Company's financial statement will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry and Regulatory Agency and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 28, 2013